ALLIED GOLD LIMITED
ACN 104 855 067

HALF YEAR FINANCIAL REPORT

31 DECEMBER 2007

DIRECTORS' REPORT

Your directors submit the financial report on the consolidated entity consisting of Allied Gold Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2007.

DIRECTORS

The Directors of the Company in office during or since the end of the half year are:

Name	Period of Directorship
Mr Mark V Caruso	Director since 26 May 2003
Mr Jeffrey J Moore	Director since 9 October 2004
Mr Gregory H Steemson	Director since 9 October 2004
Mr Anthony Lowrie	Director since 9 March 2007
Mr Richard Johnson (appointed 11 February 2008)	Director since 11 February 2008
Mr John G Brock (resigned 7 January 2008)	

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

RESULTS

The consolidated loss of the economic entity after providing for income tax is loss $3,961,102 (2006: loss $467,554).

REVIEW OF OPERATIONS

During the period under review, the Groups main focus was on the completion of the Groups 100% owned Simberi Oxide Project, located in offshore Papua New Guinea. Construction was essentially complete at period end with commissioning well advanced. The Group's inaugural gold pour and commencement of production subsequently took place in February 2008.

Exploration drilling recommenced with three of the four drilling rigs acquired by the Group being operational during the period. The Group will now continue with an aggressive exploration program. Further details of exploration were contained within the Company's quarterly reports lodged with the ASX.

The Company hedged a total of 170,000 ounces of gold, in accordance with the finance facility entered into with RMB and Macquarie Bank, at an effective price of US$700/oz for delivery between March 2008 and December 2011. The Participating Gold Forward Option that the Company has entered into allows Allied to participate in any upside in the price of gold for 40% (representing 68,000 ozs) of the Company's hedging commitment while remaining protected at US$700/oz at all times as a worst case on the entire 170,000 ounces hedged.

SUBSEQUENT EVENTS

Subsequent to quarter-end, Allied Gold raised approximately AUD$10.5 million through an institutional share placement to existing shareholders. These funds were applied to project development expenditure as an alternative to drawing down further on the existing Finance Facility, and were raised at a share price of AUD$0.72.

Mr Richard Johnson was appointed as Chief Executive Officer in early January 2008.

The Company commenced gold production with its inaugural gold pour in February 2008.

DIRECTORS' REPORT CONTINUED

Other than the matters disclosed above and elsewhere in this half year financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

The company is continuing with the ramp up to full scale production at its Simberi Oxide Gold Project. It is also anticipated that an accelerated exploration program will be undertaken on all the current land holdings of the Group.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

OTHER INFORMATION

The registered office and principal place of business is Level 1 Unit 14, 51-53 Kewdale Road, Welshpool. Western Australia, 6106

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditors independence declaration under section 307C of the Corporations Act 2001 is set out on Page 18 for the half year ended 31 December 2007 and forms part of the directors report

Signed in accordance with a resolution of the Directors.

Mark Caruso
Executive Chairman

Dated at Perth this 14th day of March 2008

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

		Half Year	
		2007	2006
	Note	$	$
Revenue	2	334,623	1,354,714
Exploration and evaluation costs		-	-
Provision for diminution listed shares		-	(12,900)
Increase in fair value of listed shares		-	105,949
MMPEU costs, including depreciation		-	-
Depreciation		(389,210)	(362,373)
Share based remuneration		(921,744)	-
General & administration expenses		(2,984,771)	(1,379,801)
Net foreign exchange losses		-	(173,143)
Loss before income tax		(3,961,102)	(467,554)
Income tax expense		-	-
Loss after income tax attributable to members of the parent entity		(3,961,102)	(467,554)
Overall operations			
Basic earnings per share (cents)		(1.16)	(0.17)
Diluted earnings per share (cents)		n/a	n/a

The above condensed income statement should to be read in conjunction with the accompanying notes

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007

	Note	31 December 2007 $	30 June 2007 $
CURRENT ASSETS			
Cash and cash equivalents		1,405,322	12,657,949
Trade and other receivables		2,006,227	81,277
Derivative Financial Asset		5,327,731	-
Available for Sale Financial Assets		398,963	474,419
Other current assets		109,053	85,745
Total Current Assets		9,247,296	13,299,390
NON-CURRENT ASSETS			
Plant and equipment	3	94,867,150	68,834,971
Exploration and evaluation expenditure	4	36,055,354	30,002,238
Available for Sale Financial Assets		1,160,700	1,447,200
Total Non-Current Assets		132,083,204	100,284,409
Total Assets		141,330,500	113,583,799
CURRENT LIABILITIES			
Trade and other payables		10,490,786	9,163,140
Derivative Financial Liability		25,122,640	-
Borrowings		18,607,305	-
Total Current Liabilities		54,220,731	9,163,140
NON CURRENT LIABILITIES			
Trade and other payables		2,424,861	2,424,861
Borrowings		4,786,256	-
Total Non-Current Liabilities		7,211,117	2,424,861
Total Liabilities		61,431,848	11,588,001
NET ASSETS		**79,898,652**	**101,995,798**
EQUITY			
Issued capital	5	107,060,057	105,794,580
Reserves		(16,708,514)	2,693,009
Accumulated losses		(10,452,893)	(6,491,791)
TOTAL EQUITY		**79,898,650**	**101,995,798**

The above condensed balance sheet should be read in conjunction with the accompanying notes

**CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 31 DECEMBER 2007**

ECONOMIC ENTITY	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Foreign Exchange Translation Reserve	Hedging Reserves	Available for Sale Investment Revaluation Reserve	Total
At 1 July 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	-	-	84,991,269
Conversion of options	10,000	-	-	-	-	-	10,000
Cost of equity raising	(68,691)	-	-	-	-	-	(68,691)
Adjustments from translation of foreign controlled entities	-	-	-	151,905	-	-	151,905
Total income and expense recognised directly in equity	-	-	-	151,905	-	-	151,905
Loss for the period	-	(467,554)	-	-	-	-	(467,554)
Total recognised income and expense during the year	-	(467,554)	-	151,905	-	-	(315,639)
At 31 December 2006	87,743,506	(5,078,734)	1,823,322	128,835	-	-	84,616,929

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 DECEMBER 2007

ECONOMIC ENTITY	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Foreign Exchange Translation Reserve	Hedging Reserves	Available for Sale Investment Revaluation Reserve	Total
At 1 July 2007	105,794,580	(6,491,791)	1,912,347	22,575	-	758,090	101,995,801
Conversion of options	1,265,477	-	-	-	-	-	1,265,477
Cost of equity raising	-	-	-	-	-	-	
Share based payments	-	-	921,744	-	-	-	921,744
Adjustments from translation of foreign controlled entities	-	-	-	(151,406)	-	-	(151,406)
Changes in the fair value of investments						(376,955)	(376,955)
Changes in the fair value of cash flow hedges, net of tax	-	-	-	-	(19,794,909)	-	(19,794,909
Total income and expense recognised directly in equity	-	-	-	(151,406)	(19,794,909)	(376,955)	(20,323,270)
Loss for the period	-	(3,961,102)	-	-	-	-	(3,961,102)
Total recognised income and expense during the year	-	(3,961,102)	-	(151,406)	(19,794,909)	(376,955)	(24,284,372)
At 31 December 2007	107,060,057	(10,452,893)	2,834,091	(128,831)	(19,794,909)	381,135	79,898,650

The above condensed statement of changes in equity should be read in conjunction with the accompanying notes

CONDENSED CONSOLIDATED CASHFLOW STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Note	Economic Entity	
		Half Year ended 31 December 2007	Half Year ended 31 December 2006
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Exploration and evaluation expenditure		(6,053,116)	(7,950,387)
Interest received		334,623	1,352,072
Interest paid		(1,849,849)	-
Payments to suppliers & employees		(477,430)	(1,379,592)
Net cash inflow/(outflow) from operating activities		**(8,045,772)**	**(7,977,907)**
Purchase of equity investments			-
Purchase of plant & equipment		(1,630,595)	(2,006,865)
Assets under construction		(26,083,895)	(12,241,272)
Proceeds from sale of plant and equipment		-	-
Net cash inflow/(outflow) from investing activities		**(27,714,490)**	**(14,248,137)**
Proceeds from the issue of securities		1,265,477	10,000
Subscription for equity securities received pending allotment			
Proceeds from borrowings		23,393,561	
Costs of raising equity capital			(68,691)
Net cash inflow/(outflow) from financing activities		**24,659,038**	**(58,691)**
Net increase in cash held		**(11,101,224)**	**(22,284,735)**
Cash at beginning of the half year		12,657,949	55,370,334
Effects of exchange rate changes on the balance of cash held in foreign currencies		(151,403)	154,547
Cash and cash equivalents at end of the half year		**1,405,322**	**33,240,146**

The above condensed statement of cashflow should be read in conjunction with the accompanying notes.

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2007**

1. BASIS OF PREPARATION OF HALF YEAR FINANCIAL STATEMENTS

CORPORATE INFORMATION

The financial report of Allied Gold Limited and it's controlled entities (the Group) for the half-year ended 31 December 2007 was authorised for issue in accordance with a resolution of the directors on 14 March 2008. Allied Gold Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of the Groupas at 30 June 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by Allied Gold Limited during the half year ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of preparation

The half-year financial report is a general-purpose condensed financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

Significant new accounting policies
The half-year financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007 except for the following new accounting policies for the period

Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as :

- Hedges of the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Trading derivatives are classified as current assets. The fair value of all derivatives are determined with reference to publicly disclosed gold curve information. The value attached to the derivatives coincides with the maturity dates of the derivatives and this value is then discounted back using the basic rate of interest as published by the Reserve Bank.

The group has accounted for the fair values of both the call and put options in accordance with their legal structure and has not netted these fair values.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedged is recognized in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The group has decided not to separate out time and intrinsic value but retain one single fair value to all option derivatives and measure hedge effectiveness consistent with this.

Allied Gold at the inception of each hedge documents both the relationship between the financial instruments and the hedged item, as well as the aim and strategy of the hedge. This involves assigning the hedging instruments to its corresponding unrecognised forecast sales commitments in the future derived from future gold transaction. The group has made the assessment that these forecast sales are highly probable on the basis of the group having a JORC compliant gold reserve.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Half Year 2007 $	Half Year 2006 $
2. REVENUES AND EXPENSES		
(a) Revenue		
Interest revenue		
- interest other persons	334,623	1,354,714
(b) Other income		
Fair value change on investments held for trading	-	105,949
Net gain on disposal of assets	-	-
Net gain on disposal of investments	-	-
	-	105,949
(c) Depreciation		
Plant and equipment	389,210	362,373

3. PLANT AND EQUIPMENT

	2007 $	2006 $
Plant and equipment – at cost	96,038,661	69,623,932
Accumulated depreciation	(1,171,511)	(788,961)
Total property, plant and equipment	94,867,150	68,834,971
Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.		
Plant and equipment		
Carrying amount at beginning of year	68,834,971	3,586,280
Acquisition of controlled entity		-
Additions	26,421,389	65,356,330
Disposal	-	-
Depreciation	(389,210)	(107,639)
Carrying amount at end of year	94,867,150	68,834,971

As at 31 December 2007 there was a further $6,067,068 (2006 $22,297,924) expenditure commitment on the Simberi Oxide Gold project. Included within the total of Property, Plant and Equipment are Assets under Construction of $79,701,865 (30 June 2007: $57,613,648) and mine development costs of $7,691,632 (30 June 2007: $7,691,632)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Economic Entity 31 Dec 2007 $	Economic Entity 30 June 2007 $
4. EXPLORATION AND EVALUATION EXPENDITURE		
Exploration expenditure – costs carried forward in respect of areas of interest in:		
Exploration and evaluation phases	36,055,354	30,002,238
The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.		
Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial period:		
Carrying amount at beginning of year	30,002,238	27,769,231
Expenditure outlaid in cash and accrued	6,053,116	9,924,639
Expenditure reclassified to Development	-	(7,691,632)
Foreign currency translation		-
Write off discontinued projects	-	-
Carrying amount at end of year	36,055,354	30,002,238

5 ISSUED CAPITAL	Half year ended 31 December 2007 Number of shares	Half year ended 31 December 2007 $	Half year ended 31 December 2006 Number of shares	Half year ended 31 December 2006 $
Issued Capital	342,014,710	107,060,057	272,062,528	87,743,506
(a) Reconciliation				
Balance at beginning of financial year	337,649,110	105,794,580	272,022,528	87,802,197
Conversion of options during the half year ended 31 December	4,365,600	1,265,477	40,000	10,000
Costs of capital raising	-			(68,691)
Balance at end of financial year	342,014,710	107,060,057	272,062,528	87,743,506

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote per share.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

(b) *Options*
Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	9,325,601	Various	Various
Options exercised in the period	(4,365,600)	Various	Various
Options Issued during the period	2,640,000	Various	Various
Balance at 31 December 2007	7,600,001		

6 CONTINGENT LIABILITIES

There are no contingent liabilities.

7 SUBSEQUENT EVENTS

Subsequent to quarter-end, Allied Gold raised approximately AUD$10.5 million through an institutional share placement to existing shareholders. These funds were applied to project development expenditure as an alternative to drawing down further on the existing Finance Facility, and were raised at a share price of AUD$0.72.

Mr Richard Johnson was appointed as Chief Executive Officer in early January 2008.

The Company commenced gold production with its inaugural gold pour in February 2008.

Other than the matters disclosed above and elsewhere in this half year financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

8. SEGMENT REPORTING

Geographical segments
The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

(a) Geographical	Australia		Papua New Guinea		Consolidated	
	31 Dec 2007	31 Dec 2006	31 Dec 2007	31 Dec 2006	31 Dec 2007	31 Dec 2006
	$	$	$	$	$	$
Revenue						
Total segment revenue	334,623	1,352,072	-	2,642	334,623	1,354,714
Result						
Segment result	(2,593,858)	555,501	(1,367,244)	(1,023,055)	(3,961,102)	(467,554)
Income Tax	-	-	-	-	-	-
Loss from ordinary activities after tax	(2,593,858)	555,501	(1,367,244)	(1,023,055)	(3,961,102)	(467,554)

**NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2007**

9. SHARE BASED PAYMENTS

In 2006, the group established a share option programme that entitles key management personnel and senior employees to purchase shares in the entity. The terms and conditions of the share option programme are disclosed in the consolidated financial report as at and for the year ended 30 June 2007. In November 2007 a further grant on similar terms was made to key management personnel.

The terms and conditions of the grants made during the six months ended 31 December 2007 are as follows:

Directors Options

Grant Date	Number of Instruments	Vesting Conditions	Contractual Life of Options
28 November 2007	2,000,000	Nil	13 Months

Fair value of share options and assumptions for the six months ended 31 December 2007:

Fair value at grant date	
Share price	$0.65
Exercise price	$0.40, $0.44
Expected volatility (expressed as weighted average volatility used in the modeling under binomial lattice model)	80%
Option life (expressed as weighted average volatility used in the modeling under binomial lattice model)	13 months
Expected dividends	Nil
Risk free interest rate (based on government bonds)	6.25%

Employee Options

Grant Date	Number of Instruments	Vesting Conditions	Contractual Life of Options
21 November 2007	640,000	Nil	2 years

Fair value of share options and assumptions for the six months ended 31 December 2007:

Fair value at grant date	
Share price	$0.75
Exercise price	$0.50
Expected volatility (expressed as weighted average volatility used in the modeling under binomial lattice model)	70%
Option life (expressed as weighted average volatility used in the modeling under binomial lattice model)	2 years
Expected dividends	Nil
Risk free interest rate (based on government bonds)	6.35%

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2007.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

10. LOANS AND BORROWINGS

The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2007:

In thousands of AUD	Currency	Nominal Interest Rate	Effective Interest Rate	Face Value '(000)	Carrying Amount '(000)	Year of Maturity
Balance at 1 July 2007					-	
New Issues						
Loan acquired (see note 10)	AUD	LIBOR +3.0%	LIBOR + 3.0%	23,394	23,394	2010
Repayments						
Secured bank loan	AUD	LIBOR + 3.0%	-	--	-	-
Balance at 31 December2007					23,394	

11. RELATED PARTY TRANSACTIONS

Arrangements with related parties continue to be in place. For details on these arrangements, refer to the 30 June 2007 annual financial report

DECLARATION BY DIRECTORS

The Directors of Allied Gold Limited declare that:

1. The financial statements comprising the condensed income statement, condensed balance sheet, condensed cash flow statement, condensed statement of changes in equity and accompanying notes:

   (a) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

   (b) give a true and fair view of the economic entity's financial position as at 31 December 2007 and of its performance for the half year ended on that date .

2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Mark Caruso
Executive Chairman

Dated at Perth this 14th day of March 2008

BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

14 March 2008

The Directors
Allied Gold Limited
Unit 14, Level 1, 51-53 Kewdale Road
WELSHPOOL WA 6106

Dear Sirs

DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the half-year ended 31 December 2007, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

Yours faithfully

B. McVeigh

BG McVeigh
Partner

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) (formerly BDO)
Perth, Western Australia

BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

INDEPENDENT AUDITOR'S REVIEW REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

We have reviewed the accompanying half-year financial report of Allied Gold Limited, which comprises the condensed balance sheet as at 31 December 2007, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission.

Directors' Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the disclosing entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Allied Gold Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Kendalls

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Allied Gold Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

BDO Kendalls Audit & Assurance (WA) (formerly BDO)

BDO Kendalls

BG McVeigh
Partner

Perth, Western Australia
Dated this 14th day of March 2008